UNITED STATES

SECURITYES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [ ] form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For Period Ended: Dec 31, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1 – REGISTRANT INFORMATION

Full Name of Registrant:

Quest Oil Corporation

Former Name if Applicable:

N/A

Address of Principal Executive Office:

598 – 999 Canada Place

(Street and Number)

Vancouver, British Columbia

City, State and Zip Code:

V6C 3E7

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]      (b)

The subject annual report, semi-annual report, transition report on Forms 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on the Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(a)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

There will be a delay in filing the Company’s Quarterly Report on Form 10-QSB for the period ended December 31, 2005 because the Company needs additional time to complete the report and its auditors need additional time to review the Company’s financial statements for the period ended December 31, 2005.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Cameron King

(604) 844 – 2860

(Name)

(Area Code) (Telephone number)

(2)

Have all the other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report (s):

[ X ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included: in the subject report or portion thereof:

[ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Quest Oil Corporation

(Name of Registrant as specified in Charter)

has caused this notification to be signed of its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2006

By:  /s/ Cameron King

       Cameron King

     President and Chief Executive Officer

INSTURCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrants shall be filled with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

1.

This form is required by Rule 12b-25 ( 17 CFR 240, 12b-25 ) of the General Rules and Regulation under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copes of this form and amendments thereto must be completed and flied with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in of filed with the form will be made a matter of public record in the Commission files.

3.

A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered,

4.

Electronic Filers.  This form shall not be used by electronic filer unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule201 or Rule 202 of Regulation S-T (§ 232.201 or 32.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T §232.13 (b) or this chapter).